

May 16, 2011

Via U.S. Mail

Peter J. Sandore
President and Chief Executive Officer
Sabre Industries, Inc.
1120 Welsh Road, Suite 210
North Wales, PA 19454

Re: **Sabre Industries, Inc.**
        Amendment No.7 to Registration Statement on Form S-1
        Filed: May 12, 2011
        File No.: 333-166432

Dear Mr. Sandore:

We have reviewed your registration statement and have the following comment.
Please respond to this letter by amending your registration statement and providing the
requested information. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your registration statement and the
information you provide in response to this comment, we may have additional comments.

General

1. Please continue to monitor your financial statement updating requirements
    pursuant to Rule 3-12 of Regulation S-X.

Recent Developments, page 2

2. Please disclose your range of preliminary estimated net income for the fiscal year
    ended April 30, 2011 with equal or greater prominence than your disclosure of the
    non-GAAP measure consolidated Adjusted EBITDA.

Principal and Selling Stockholders, page 102

3. Please disclose the natural persons with dispositive voting or investment control
    for each "Other Selling Stockholder" that is not a natural person. For guidance,
    please refer to CDI 240.04 of our Regulation S-K Compliance and Disclosure

Interpretations which are available on our website.

Directed Share Program, page 118

4. We note that the underwriters have reserved a certain number of shares for sale directly to the company's directors, officers or employees. Supplementally, please describe the mechanics of how and when the reserved shares are offered and sold to this category of investors. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and/or the underwriters notified these investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. To the extent that the procedures to purchase the reserved shares differ from the procedures for the general offering to the public, please explain such differences.

Exhibit 5.1 - Opinion of Proskauer Rose LLP

5. Please have counsel revise its opinion to cover the shares subject to the underwriters' overallotment option.

You may contact Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Julie M. Allen, Esq. (Via Facsimile @ (212) 969-2900)
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036